SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934




(Mark One)

[X] Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934.
For the fiscal year ended December 31, 2004.

[ ] Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from _____ to _____.

Commission file number 1/4/6

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

LANDS' END, INC. RETIREMENT PLAN
LANDS' END LANE
DODGEVILLE, WI 53595

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SEARS HOLDINGS CORPORATION
3333 BEVERLY ROAD
HOFFMAN ESTATES, IL 60179

/3/0067

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LANDS' END, INC. RETIREMENT PLAN

By: LANDS' END, INC. RETIREMENT PLAN
       COMMITTEE

By: _Kelly Ritchie_____
       Kelly Ritchie
       Member of Plan Committee and
       Senior Vice President, Employee Services,
       of Lands' End, Inc.

Date: June 28, 2005

EXHIBIT INDEX

E-1

Exhibit 23

McGladrey & Pullen
Certified Public Accountants

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statement No. 333-102114 of Sears, Roebuck and Co. on Form S-8 of our report dated June 7, 2005 on the financial statements of Lands' End, Inc. Retirement Plan as of December 31, 2004 and 2003 and for the years then ended, appearing in this Annual Report on Form 11-K.

McGladrey & Pullen, LLP

McGladrey & Pullen, LLP
Madison, Wisconsin
June 24, 2005

McGladrey & Pullen

Certified Public Accountants

Lands' End, Inc. Retirement Plan

Financial Report
12.31.2004

Lands' End, Inc. Retirement Plan

Contents

McGladrey & Pullen
Certified Public Accountants

Report of Independent Registered Public Accounting Firm

To the Retirement Plan Committee
Lands' End, Inc. Retirement Plan
Dodgeville, Wisconsin

We have audited the accompanying statements of net assets available for benefits of the Lands' End, Inc. Retirement Plan as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Lands' End, Inc. Retirement Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the United States Department of Labor's *Rules and Regulations for Reporting and Disclosure* under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McGladrey & Pullen, LLP

Madison, Wisconsin
June 7, 2005

Lands' End, Inc. Retirement Plan

Statement of Net Assets Available for Benefits
December 31, 2004

Assets	Sears Stock Fund	Equity Funds	Common/ Collective Trust Funds	Participants Loan Fund	Total
Investments, at fair value					
American Express Trust Core Balanced Fund II	$ -	$ -	$ 28,764,966	$ -	$ 28,764,966
American Express Trust Equity Index Fund I	-	-	17,953,711	-	17,953,711
American Express Trust Small Cap Equity Index Fund II	-	-	8,094,422	-	8,094,422
American Express Trust Income Fund II	-	-	36,774,293	-	36,774,293
AXP New Dimensions Fund	-	69,748,745	-	-	69,748,745
Templeton Foreign Fund I	-	10,426,500	-	-	10,426,500
Dodge & Cox Stock Fund	-	12,954,880	-	-	12,954,880
William Blair Small Cap Growth Fund	-	8,881,328	-	-	8,881,328
Sears Stock Fund	514,041	-	-	-	514,041
Total investments	514,041	102,011,453	91,587,392	-	194,112,886
Loans to Participants	-	-	-	2,881,946	2,881,946
Employer Contribution Receivable	33,135	1,868,972	2,285,432	-	4,187,539
Net assets available for benefits	$ 547,176	$ 103,880,425	$ 93,872,824	$ 2,881,946	$ 201,182,371

See Notes to Financial Statements.

2

Lands' End, Inc. Retirement Plan

Statement of Net Assets Available for Benefits
December 31, 2003

Assets	Fixed Income Fund	Sears Stock Fund	Equity Funds	Common/ Collective Trust Funds	Participants Loan Fund	Total
Investments, at fair value						
American Express Trust U.S. Government Securities Fund II	$ -	$ -	$ -	$ 11,487,789	$ -	$ 11,487,789
AXP Short Duration U.S. Government Fund	25,570,352	-	-	-	-	25,570,352
American Express Trust Core Balanced Fund II	-	-	-	26,927,186	-	26,927,186
American Express Trust Equity Index Fund I	-	-	-	16,273,662	-	16,273,662
American Express Trust Small Cap Equity Index Fund II	-	-	-	5,873,382	-	5,873,382
AXP New Dimensions Fund	-	-	71,752,599	-	-	71,752,599
Templeton Foreign Fund I	-	-	7,740,584	-	-	7,740,584
Dodge & Cox Stock Fund	-	-	5,241,011	-	-	5,241,011
William Blair Small Cap Growth Fund	-	-	3,678,675	-	-	3,678,675
Sears Stock Fund	-	343,181	-	-	-	343,181
Total investments	25,570,352	343,181	88,412,869	60,562,019	-	174,888,421
Loans to Participants	-	-	-	-	2,714,592	2,714,592
Employer Contribution Receivable	-	54,014	2,340,316	3,166,007	-	5,560,337
Net assets available for benefits	$ 25,570,352	$ 397,195	$ 90,753,185	$ 63,728,026	$ 2,714,592	$ 183,163,350

See Notes to Financial Statements.

3

Lands' End, Inc. Retirement Plan

Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2004

	Fixed Income Fund	Sears Stock Fund	Equity Funds	Common/ Collective Trust Funds	Participants Loan Fund	Total
Earnings on Investments						
Interest and dividend income	$ 107,007	$ 10,045	$ 2,566,554	$ 93,084	-	$ 2,776,690
Net appreciation in fair value of investments	103,533	76,269	4,644,070	6,066,507	-	10,890,379
Total investment income	210,540	86,314	7,210,624	6,159,591	-	13,667,069
Contributions						
Employer:						
Matching	72,832	43,439	1,835,483	1,789,429	-	3,741,183
Profit sharing	-	33,135	1,868,972	2,285,432	-	4,187,539
Participants	210,743	143,100	5,378,095	5,067,601	-	10,799,539
Rollovers	2,702	3,140	35,402	40,786	-	82,030
Total contributions	286,277	222,814	9,117,952	9,183,248	-	18,810,291
Total additions	496,817	309,128	16,328,576	15,342,839	-	32,477,360
Benefits	(172,383)	(9,080)	(6,474,451)	(7,634,288)	(168,137)	(14,458,339)
Interfund Transfers	(25,901,638)	(157,810)	3,380,596	22,678,852	-	-
Loans Issued to Participants	(16,264)	(6,691)	(686,530)	(778,981)	1,488,466	-
Loans Principal Repayments	23,116	14,434	579,049	536,376	(1,152,975)	-
Increase (decrease) in net assets	(25,570,352)	149,981	13,127,240	30,144,798	167,354	18,019,021
Net Assets Available for Benefits:						
Beginning	25,570,352	397,195	90,753,185	63,728,026	2,714,592	183,163,350
Ending	$ -	$ 547,176	$ 103,880,425	$ 93,872,824	$ 2,881,946	$ 201,182,371

See Notes to Financial Statements.

4

Lands' End, Inc. Retirement Plan

Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2003

	Fixed Income Fund	Sears Stock Fund	Equity Funds	Common/ Collective Trust Funds	Participants Loan Fund	Total
Earnings on Investments						
Interest and dividend income	$ 647,496	$ 4,581	$ 659,353	$ 160,019	-	$ 1,471,449
Net appreciation (depreciation) in fair value of investments	(311,306)	147,528	16,484,804	9,616,194	-	25,937,220
Total investment income	336,190	152,109	17,144,157	9,776,213	-	27,408,669
Contributions						
Employer:						
Matching	488,734	33,482	1,619,888	1,554,455	-	3,696,559
Profit sharing	-	54,014	2,340,316	3,168,007	-	5,562,337
Participants	1,334,219	109,584	4,423,336	4,341,396	-	10,208,535
Rollovers	41,796	-	102,691	195,354	-	339,841
Total contributions	1,864,749	197,080	8,486,231	9,259,212	-	19,807,272
Total additions	2,200,939	349,189	25,630,388	19,035,425	-	47,215,941
Benefits	(1,115,271)	(2,854)	(2,353,771)	(2,200,208)	(84,519)	(5,756,623)
Interfund Transfers	(1,040,111)	(24,839)	3,350,252	(2,285,302)	-	-
Loans Issued to Participants	(265,528)	(2,970)	(681,060)	(608,004)	1,557,562	-
Loans Principal Repayments	152,743	10,474	498,643	419,927	(1,081,787)	-
Increase (decrease) in net assets	(67,228)	329,000	26,444,452	14,361,838	391,256	41,459,318
Net Assets Available for Benefits:						
Beginning	25,637,580	68,195	64,308,733	49,366,188	2,323,336	141,704,032
Ending	$ 25,570,352	$ 397,195	$ 90,753,185	$ 63,728,026	$ 2,714,592	$ 183,163,350

See Notes to Financial Statements.

Lands' End, Inc. Retirement Plan

Notes to Financial Statements

Note 1. Description of Plan

The following description of the Lands' End, Inc. Retirement Plan (the Plan) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

General: The Plan is a defined contribution plan covering substantially all employees of Lands' End, Inc. (the Company) who are at least 19 years of age as of the end of the plan year and have completed both six months and 1,000 hours of eligible service. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). In June 2002, the Company became a wholly owned subsidiary of Sears, Roebuck, and Co. (Sears). In March 2005, Kmart Holding Corporation through its wholly owned subsidiary, Sears Holdings Corporation (Holdings), acquired by merger of all of the outstanding stock of Sears; thus, the Company became an indirect, wholly owned subsidiary of Holdings.

Contributions: Effective April 1, 2004, participants are able to contribute up to 75 percent of pretax annual compensation, as defined in the Plan. Participants direct the investment of their contributions into various investment options offered by the Plan. The Company contributes up to 50 percent of the first 6 percent of eligible compensation that a participant contributes to the Plan. Additional profit sharing contributions may be contributed at the discretion of the Sears' Board of Directors and are allocated to each participant's account based on his or her eligible compensation level (subject to certain Internal Revenue Service (IRS) limits) in relation to all participants' compensation.

Investment Options: Descriptions of the investment options offered by the Plan are as follows:

American Express Trust U.S. Government Securities Fund II: This common/collective trust fund normally is invested in U.S. government and government agency securities and seeks to provide maximum current income, with the goal of conserving capital and maintaining liquidity. This fund was removed as an option in February 2004.

AXP Short Duration U.S. Government Fund: This fixed income fund is normally invested in U.S. government and government agency securities and seeks to provide a high level of current income and safety of principal. This fund was removed as an option in February 2004.

American Express Trust Income Fund II: This common/collective trust fund maintains a stable value of the participants' investments.

American Express Trust Core Balanced Fund II: This common/collective trust fund invests in portfolios consisting of equity and fixed income securities through investment in American Express Equity Index Base Fund (60 percent) and American Express Trust Bond Fund (40 percent).

American Express Trust Equity Index Fund I: This common/collective trust fund invests primarily in common stocks of the Standard & Poor's (S&P) 500 Stock Index to achieve a rate of return as close as possible to the S&P 500 Index.

American Express Trust Small Cap Equity Index Fund II: This common/collective trust fund invests in the Pyramid Russell 2000 Index Fund which primarily invests in some or all of the securities within the Pyramid Russell 2000 Index, an unmanaged index.

AXP New Dimension Fund: This equity fund normally invests in medium- to large-size capitalization growth stocks to provide long-term growth of capital.

Lands' End, Inc. Retirement Plan

Notes to Financial Statements

Note 1.   Description of Plan (Continued)

Templeton Foreign Fund I: This equity fund seeks long-term capital growth through a flexible policy of investing primarily in stocks of companies outside of the United States.

Dodge & Cox Stock Fund: This equity fund invests primarily in a broadly diversified and carefully selected portfolio of common stocks. The fund invests at least 80 percent of its total assets in common stocks.

William Blair Small Cap Growth Fund: This equity fund invests primarily in common stocks of small, emerging, rapid growth domestic companies that are of high quality.

Sears Stock Fund: This pooled fund normally is invested in common stock of Sears, Inc. Generally, shares shall be acquired by the trustee on the open market. Except with respect to shares purchased on the open market, no purchase shall be made in excess of the closing price on the New York Stock Exchange on the business day such shares were last traded. As a pooled fund, the limit value of shares in the fund are never equal to the price of a share of the Company stock in the Stock Market.

Participant Accounts: Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) Plan earnings, and (c) charged with an allocation of investment management fees. Allocations are based on participant's earnings or account balances as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting: Participants are vested immediately in their contributions, employer contributions, and actual earnings thereon.

Participant Loans: Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum amount of equal to the lesser of $50,000 or 50 percent of their account balance. The loans are secured by the balance in the participant's account and bear interest at rates ranging from 5 percent to 10.5 percent which are commensurate with local prevailing rates as determined by the plan administrator. Principal and interest is paid ratably through payroll deductions.

Payment of Benefits: On termination of service, a participant will receive a lump sum distribution equal to the value of the participant's vested interest in his or her account.

Note 2.   Summary of Significant Accounting Policies

Use of Estimates: The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Valuation of Investments and Income Recognition: The Plan's investments in equity funds are stated at fair market value as determined by the trustee by reference to published market data. Investments in the common/collective trust, fixed income, and common stock funds are valued at the purchase or redemption price of the shares of participation as determined by the trust sponsor, based on the value of the underlying assets.. Participant loans are valued at their outstanding balances which approximates fair value.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Lands' End, Inc. Retirement Plan

Notes to Financial Statements

Note 2. Summary of Significant Accounting Policies (Continued)

Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Payment of Benefits: Benefits are recorded when paid. Net assets available for benefits includes benefits of approximately $14,000 and $5,000 due to participants who have withdrawn from participation in the Plan as of December 31, 2004 and 2003, respectively.

Administrative Expenses: All administrative expenses for the Plan are paid by the Company, except certain mutual fund expenses that are netted against participants' investment yield.

Note 3. Investments

The following table presents investments that represent 5 percent or more of the Plan's net assets:

	December 31,	
	2004	2003
American Express Trust U.S. Government Securities Fund II	$ -	$ 11,487,789
AXP Short Duration U.S. Government Fund	-	25,570,352
American Express Trust Core Balanced Fund II	28,764,966	26,927,186
American Express Trust Equity Index Fund I	17,953,711	16,273,662
American Express Trust Income Fund II	36,774,293	-
AXP New Dimensions Fund	69,748,745	71,752,599
Templeton Foreign Fund I	10,426,500	*
Dodge & Cox Stock Fund	12,954,880	*

* Represents less than 5 percent of Plan's net assets.

Lands' End, Inc. Retirement Plan

Notes to Financial Statements

Note 4. Related-Party Transactions

Certain plan investments are shares of equity and common/collective trust funds managed by American Express Trust Company. American Express Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Also, the Plan invests in Sears, Roebuck & Co. Stock.

Note 5. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA.

Note 6. Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated May 16, 1994, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Lands' End, Inc. Retirement Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
Year Ended December 31, 2004

	Current Value
Sears Stock Fund	$ 514,041
Equity funds:	
AXP New Dimensions Fund *	69,748,745
Templeton Foreign Fund I	10,426,500
Dodge & Cox Stock Fund	12,954,880
William Blair Small Cap Growth Fund	8,881,328
	102,011,453
Common/collective trust funds:	
American Express Trust Core Balanced Fund II *	28,764,966
American Express Trust Equity Index Fund I *	17,953,711
American Express Trust Income Fund II *	36,774,293
American Express Trust Small Cap Equity Index Fund II *	8,094,422
	91,587,392
Total investments	$ 194,112,886
Loans to participants, with rates ranging from 5 to 10.5 percent, maturing through 2013*	$ 2,881,946

* A party-in-interest to the Plan as defined by ERISA.